Agricore United

www.agricoreunited.com

For Immediate Release

AGRICORE UNITED EXPECTS SIGNIFICANT INCREASE IN FIRST QUARTER EBITDA
– 2007 Outlook Optimistic –

Winnipeg, Manitoba (February 16, 2007) – Agricore United (TSX:AU) announced today preliminary results for the first quarter of 2007 that are expected to be significantly higher than the corresponding quarter last year. The company expects earnings before interest, taxes, depreciation and amortization ("EBITDA") of over $8 million for the three months ended January 31, 2007, an increase of about $11 million compared to the same period in 2006.

On a trailing twelve month basis to January 31, 2007, estimated EBITDA of approximately $152 million reflects a 21 percent improvement over the trailing twelve month EBITDA of $126 million at January 31, 2006 and an eight percent improvement over the $141 million of EBITDA reported for the company's fiscal period ended October 31, 2006. Improvements in EBITDA in the current fiscal year are attributed almost entirely to higher gross profit and lower operating expenses in certain business segments. In addition, the trailing twelve month EBITDA to January 31, 2007 reflects the results of the company's acquisition of Hi-Pro Feeds ("Hi-Pro") from the acquisition date of August 14, 2006. While not necessarily indicative of future performance, the pro-forma trailing twelve month EBITDA to January 31, 2007, adjusted to give effect to the pre-acquisition EBITDA of Hi-Pro for the six and a half months to August 14, 2006, would be approximately $158 million.

"These continuing improvements in our operating performance reinforce our momentum in all areas of the company," says Brian Hayward, CEO of Agricore United. "Over the past few years, the expertise and dedication of our staff and management teams have been instrumental in implementing a number of positive operational and financing initiatives. The benefits of these initiatives are becoming more evident with improving industry conditions and together with a number of strategic growth projects we've recently completed, are driving improved results and demonstrating the significant value we can deliver to our shareholders."

"We've had some varying challenges in each of our segments in recent years, but I've always said that when our segment performance is firing on all cylinders, there is significant potential to improve our EBITDA and cash flow," says Hayward. "With the current agricultural markets as favourable as they are in each of our segments, I'm more optimistic than ever that we can deliver solid growth in 2007 and beyond."

As western Canada's leading grain handler, Agricore United expects to benefit from projected increases in wheat export volumes due to its efficient country grain elevator network and significant port terminal operations. With global grain inventories at a historical low, the Canadian Wheat Board ("CWB") has indicated that its exports of wheat are expected to increase by about 2.5 million tonnes in the 2007 crop year, although actual shipments in 2007 may be subject to the timely resolution of CN Rail's current labour disruption. The trend to stronger wheat exports from Canada is expected to continue for a prolonged period based on current global production and consumption levels.

In addition to this positive outlook for wheat, the growing biofuel sector is increasing global demand for canola. With the corresponding increases in commodity prices, Agriculture and Agri-Food Canada ("AAFC") is forecasting that the high carry-out stocks that existed at the beginning of the crop year will decline in 2007 and that canola exports for the current crop year should improve by three percent. Furthermore, AAFC is also projecting an increase in acres seeded to canola for 2007, which should have a positive impact on the company's canola seed sales. Since Agricore United is also Canada's largest exporter of canola and a significant retailer of canola seed products, the company is uniquely positioned to capture the opportunities arising in this area. In the first quarter of 2007, higher grain shipments and lower operating costs have already contributed to a $7 million improvement in EBITDA from the same quarter last year.

This year, in the company's Crop Production Services ("CPS") segment, favourable weather conditions and positive fertilizer industry dynamics are expected to result in a $2 million (13.5 percent) increase in first quarter EBITDA compared to the prior year. Higher natural gas costs reduced gross profit by about $21 million in 2006, however lower natural gas costs in the first quarter of 2007, combined with higher commodity prices and a tightening of supply to support increasing corn production in the U.S. for ethanol production, should contribute to a recovery in fertilizer margins in 2007. Most of the potential benefits to be derived from the recovery in fertilizer markets are expected to be realized in the third quarter of 2007, since more than 70 percent of the company's CPS sales occur during this time period. Notably, pre-sale bookings, which are not recorded as revenue until the goods or services are delivered, are over $130 million to January 31, 2007, an increase of 37 percent over the prior year.

In the company's Livestock Services segment, Hi-Pro continues to drive improved operating results. Feed tonnes sold to January 31, 2007 improved by 154,000 tonnes (56 percent) over the same period last year, most of which was attributable to the Hi-Pro acquisition. As a result, segment EBITDA in the first quarter is expected to improve by about $2 million over last year and with the full inclusion of Hi-Pro, annualized segment EBITDA should be significantly higher than the 2006 fiscal year.

Gross profit & net revenue from services on a consolidated basis is expected to exceed $90 million for the first quarter of 2007, compared to $80 million in the same quarter last year, and is the primary contributor to improved EBITDA. Operating, general and administration ("OG&A") expenses for the first quarter of 2007 remain comparable to the same quarter of 2006, despite the improvement in gross profit and the additional expenses attributable to Hi-Pro. In addition to its results from its ordinary course of business, the company is also estimating additional expenses associated with responding to the hostile takeover bid by Saskatchewan Wheat Pool Inc. of about $3 million for the quarter.

On a trailing twelve month basis to January 31, 2007, the company expects its cash flow from operations to be about $90 million, a 23 percent improvement over the $73 million reported for the same period of the prior year and a seven percent improvement over the $84 million reported for its fiscal year ended October 31, 2006. This continues to exceed the company's investment in capital expenditures (excluding acquisitions), and scheduled principal and debt repayments over the trailing twelve month period ended January 31, 2007.

"The improvement in our results is a strong indication of the inherent value of this company," says Hayward. "Our ongoing improvements in EBITDA and cash flow are strong evidence of our ability to leverage our efficient and diversified asset network, our superb market connections to end-use customers, and our expanding presence in a growing livestock industry. As we move into improving industry conditions, Agricore United will continue to apply our unique expertise and capabilities to drive value creation for our shareholders."

Use of Non-GAAP Terms

Earnings before interest, taxes, depreciation and amortization (EBITDA) are provided to assist investors in determining the ability of the company to generate cash flow from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. EBITDA for the three months ended January 31, 2007 is calculated as Gross Profit and Revenue from Services (estimated at over $90 million), less Operating, General and Administrative expenses (estimated at over $82 million) and excludes costs associated with the takeover bid initiated by Saskatchewan Wheat Pool Inc. The items excluded in the determination of such measures include items that are non-cash in nature, income taxes, financing charges or items not considered to be in the ordinary course of business. EBITDA provides important management information concerning business segment performance since the company does not allocate financing charges or income taxes to these individual segments. Such measures should not be considered in isolation to or as a substitute for (i) net income or loss, as an indicator of the company's operating performance, or (ii) cash flows from operating, investing and financing activities as a measure of the company's liquidity. Such measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Forward-Looking Information

Certain statements in this release contain forward-looking information. Such statements include, but are not limited to, statements that address the results, events or activities that the company expects or anticipates will or may occur in the future, including statements in respect of the growth of the business and operations, competitive strengths, strategic initiatives, and plans and references to future operations and results. Such statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates and can generally be identified by the use of statements that include words such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will", "may", "could", "should", "would", "suspect", "outlook", "estimate", "forecast", "objective", "continue" (or the negative thereof) or similar words or phrases. All of the statements in this release which contain forward-looking information are qualified by these cautionary statements and the other cautionary statements and factors contained herein. Although the company believes that the expectations reflected in such statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Important factors that could cause actual results, events or activities to differ materially from these expectations include, among other things: the risks and uncertainties associated with weather conditions, agricultural commodity prices, financial leverage, additional funding requirements, international trade and political uncertainty, competition, domestic regulation, environmental risks, food safety, diseases and other livestock industry risks, acceptance of genetically modified products, labour disruptions, dependence on key personnel, technological advances, credit risk, foreign exchange risk, competition matters relating to the merger of United Grain Growers Limited and Agricore Cooperative Ltd., the provisions of the United Grain Growers Act and the outcome of the unsolicited takeover offers ("SaskPool Offers") initiated by Saskatchewan Wheat Pool Inc. on November 7, 2006 and the strategic alternative process the company is currently undertaking. Additional information about these factors and about material factors or assumptions underlying such statements may be found in the body of this release as well as in the company's 2006 AIF under the heading "Risk Factors", in the MD&A included on pages 6 to 29 of its 2006 Annual Report and in the Directors' Circular dated December 12, 2006 and the Notice of Change to Directors' Circular dated February 8, 2007 issued in response to the SaskPool Offers. These are not necessarily all of the important factors that could cause actual results, events or activities to differ materially from those expressed in any of the company's statements which contain forward-looking information. Other known and unpredictable factors could also impact its results. Consequently, there can be no assurance that the actual results, events or activities anticipated by the company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the company.

All statements made in this release which contain forward-looking information are made as of the date of this document. Unless otherwise required by applicable securities laws, the company disclaims any intention or obligation to publicly update or revise such statements, whether as a result of new information, future events or otherwise.

About Agricore United

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

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FOR FURTHER INFORMATION PLEASE CONTACT:

Lori Robidoux
Vice President
Corporate Finance and Investor Relations
(204) 944-5656
lrobidoux@agricoreunited.com

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